

July 2, 2021

Gustavo Pimenta
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

   Re: The AES Corporation
     Registration Statement on Form S-4
     Filed June 24, 2021
     File No. 333-257351

Dear Mr. Pimenta:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Richard D. Truesdell, Jr.